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                    SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of   FEBRUARY, 2001
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                                  AMVESCAP PLC
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                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
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                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _X_     Form 40-F ___


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes ___     No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
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Description of document filed:   AMVESCAP Acquires National Asset Management

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AMVESCAP PLC
484336
IMMEDIATE RELEASE 28TH FEBRUARY 2001
PLEASE CONFIRM RELEASE
MICHAEL PERMAN TEL: 020 7454 3942


AMVESCAP ACQUIRES NATIONAL ASSET MANAGEMENT

LONDON - FEBRUARY 28, 2001 - AMVESCAP PLC today announced that it has signed a definitive agreement to acquire National Asset Management Company, a leading U.S. institutional investment manager based in Louisville, Kentucky. National Asset Management will become part of AMVESCAP's U.S. institutional division, INVESCO Inc. The purchase is subject to regulatory approval and is expected to close in the second quarter of 2001.

The purchase price will be an upfront payment of $200 million paid in equal amounts of cash and AMVESCAP ordinary shares. The transaction includes additional contingent earn out payments of up to $75 million and retention payments payable over five years totaling $25 million. The maximum earn out payment of $75 million will be payable if National Asset Management achieves a compound annual revenue growth rate of 40% over the next three years.

"National Asset Management will be a great addition to AMVESCAP. It will broaden our product offerings for our customers and is in line with our strategy of providing a range of complementary investment styles" said Charles
W. Brady, Executive Chairman of AMVESCAP.

National Asset Management was founded in 1979. The company's investment professionals have an average of 20 years of experience in investment management. As of December 31, 2000, National Asset Management had more than $17 billion in assets under management, principally in U.S. growth-oriented equity as well as U.S. fixed income products.

National Asset's Chief Executive Officer Carl W. Hafele said, "This partnership brings us the benefit of greatly enhanced distribution for our products while preserving the integrity of our investment disciplines. By joining AMVESCAP we continue to be part of an independent organization whose sole focus is superior Investment management and excellent client service"

John D. Rogers, chief executive officer of INVESCO Inc., added, "The people and investment skills at National Asset Management are an excellent complement to our institutional investment capabilities. There is a natural cultural affinity between our two organizations, and we will be able to offer our clients an even broader range of strong asset management products."

In this transaction AMVESCAP is being advised by De Guardiola Advisors.

INVESCO Inc. manages more than $93 billion in assets for institutional investors offering a broad range of investment management services in a variety of asset classes and investment styles.
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AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the AIM and INVESCO brands, AMVESCAP strives to deliver outstanding investment performance and service through a comprehensive array of products for individual and institutional clients in more than 100 countries. The Company is listed on the London, New York, Paris and Toronto stock exchanges with the symbol "AVZ."

For further information:
Contact: Bill Hensel
Phone:       404-479-2886
Fax:         404-962-8238
E-mail:      bill_hensel@amvescap.com
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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AMVESCAP PLC
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                                                 (Registrant)

Date 28th February, 2001                   By /s/ MICHAEL S. PERMAN
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                                                 (Signature)

                                              Michael S. Perman
                                              Company Secretary